Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2012 and 2011

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 13, 2012 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the three months ended June 30, 2012. The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended June 30, 2012 and 2011, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated annual financial statements for the year ended March 31, 2012. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its employees may provide information containing forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in these statements that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, some of which we do not produce today and cannot be sold without further research and development. When used in these statements, the words “plan”, “expect”, “goal”, “intend”, “believe”, “estimate”, “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual future results may differ significantly from those stated in any forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein. Burcon disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2012 and 2011

utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY™, a soy protein which is 100% soluble and transparent in acidic solutions; Puratein®, Supertein™ and Nutratein™, three canola protein isolates with unique functional and nutritional attributes; and PEAZAZZ™ pea protein which is 100% soluble and transparent in low pH solutions with clean flavour characteristics. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 196 issued patents worldwide, including 34 issued U.S. patents, and in excess of 400 additional patent applications, 79 of which are U.S. patent applications.

OPERATIONAL HIGHLIGHTS

CLARISOY™

Burcon has a license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (ADM) to license its CLARISOY™ technology (the “License”) to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM has constructed a commercial-scale production facility (the “Semi-works Production Facility”) to manufacture the Soy Products. ADM will also, within a time specified under the Soy Agreement, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Soy Products beyond the capacity of the Semi-works Production Facility (“Full Commercial Production”). The Soy Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions.

At the June 2012 IFT (Institute of Food Technologists) Annual Meeting and Food Expo, ADM launched CLARISOY™ 150, the first extension to the CLARISOY product line. ADM launched CLARISOY™ 100, the first product to launch in the CLARISOY™ line at the IFT in June 2011. The IFT is the largest annual food science forum and exposition in the world. Major food companies participate in this annual trade show, which is attended by food professionals worldwide, to showcase the latest food science and technology developments and the newest products and trends.

CLARISOY 100 is a transparent, isolated soy protein and enables 100 percent soluble protein fortification in beverage applications with a pH below 4.0. CLARISOY 150 is specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavour and high solubility in higher pH ranges, CLARISOY 150 allows for greater use of soy protein in mildly flavoured neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to formulate up to 10 grams of protein per serving.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2012 and 2011

In May 2012, ADM announced that it had opened its first commercial-scale plant to make CLARISOY™. The new plant, located in Decatur, IL, will provide a new line extension for ADM’s existing isolated soy protein production.

Burcon has been receiving quarterly payments of the initial license fee from ADM. During the three months ended June 30, 2012, Burcon recorded an Initial License Fee of about $63,000 as deferred revenue (2011 - $35,000). Burcon will receive royalty revenues from ADM once sales of CLARISOY™ begin. With the Semi-works Production Facility now in operation, Burcon expects that sales of CLARISOY™ will begin within the current fiscal year.

During this quarter, Burcon’s scientists and engineers provided significant assistance and support to ADM in the start-up of the Semi-works Production Facility to improve the quality and yield of the CLARISOY™ product. Functionality testing was also carried out at the Winnipeg Technical Centre (the “WTC”) on samples produced from this facility.

Patent work was also undertaken during the quarter for CLARISOY™ and related patent applications were completed.

PEAZAZZ™

In November 2011, Burcon announced that it had developed a novel pea protein isolate that it has branded as PEAZAZZ™. PEAZAZZ™ is 100% soluble and transparent in low pH solutions with clean flavour characteristics and is heat stable permitting hot fill applications. PEAZAZZ™ may be used in a variety of healthy consumer product applications and should be of interest to companies looking for a functional alternative plant protein ingredient.

Pea protein is a relatively new, vegetable-based, functional protein ingredient valued for its emulsifying properties. Pea proteins currently available in the market are sold for use in a variety of food products including snacks and cereals, diet products (high protein foods), gluten-free and vegetarian and vegan foods.

Until April 2012, Burcon held exclusive negotiations with a potential partner to commercialize PEAZAZZ™ and the associated protein extraction technology. On April 23, 2012, Burcon announced that although discussions with this potential partner are ongoing, the exclusivity period had lapsed. Therefore, Burcon will consider additional routes-to-market for its PEAZAZZ™ pea protein.

A significant amount of lab and processing work was carried out at the WTC during the quarter to further develop and improve the PEAZAZZ™ process, including applications work in various food and beverage products to determine PEAZAZZ™’s functionality in terms of solubility, gel formation, strength, foaming, heat stability, emulsification and waterbinding abilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2012 and 2011

Puratein®, Supertein™ and Nutratein™

Burcon had a license and development agreement (the “Canola Agreement”) with ADM to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™. On March 1, 2011, Burcon and ADM amended the Canola Agreement to provide a one-year extension to the development period to March 1, 2012 to facilitate continued research aimed at expanding the commercial value of Puratein® and Supertein™. Burcon agreed to reimburse ADM for its share of the U.S. regulatory recognition process of US$360,000 (CA$359,100). In May 2011, these funds were deposited into an interest-bearing escrow account held in trust for Burcon and ADM until March 1, 2012. The Canola Agreement terminated on March 1, 2012 and the funds held in escrow were released to ADM in April 2012. All intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the U.S. regulatory recognition process are now deemed to be owned solely by Burcon and ADM would have no further rights with respect to them.

Given the termination of the Canola Agreement, Burcon is free to choose alternative paths for the commercialization of its technology for the production of its canola proteins: Puratein®, Supertein™ and Nutratein™ canola protein isolates.

In the case of Puratein® and Supertein™ canola protein isolates, Burcon continues to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products. Burcon has executed material transfer agreements with certain major companies.  In the case of Nutratein™, Burcon has been in discussions with a leading animal nutrition company with the intention of using Nutratein™ canola protein isolate to replace or partially replace dairy protein in certain animal feed applications.

As the focus of this quarter was primarily on supporting the start-up of the Semi-works Production Facility and the improvement and development of the PEAZAZZ™ process, limited work was conducted on canola products. However, production runs were undertaken to test different starting materials to determine whether there were differences in the colour and flavour of the resulting products. A new process scheme was also tested for variations in the final products that are suitable for animal nutrition and for human use. This will be further tested at the pilot scale.

Research work continued to test various plant sources to explore potential new commercial and patenting opportunities.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2012 and 2011

  Applications to protect additional novel protein extraction and purification technologies;

  Applications to protect the uses of Puratein® , Supertein™ , Nutratein™ , CLARISOY™ and PEAZAZZ™ for example, as functional food and beverage ingredients; and

  Applications to protect the “signature characteristics” of Puratein® , Supertein™ , Nutratein™ , CLARISOY™ and PEAZAZZ™ and other plant proteins.

During the quarter, Burcon filed two new patent applications relating to CLARISOY™ and PEAZAZZ™. Burcon continued the maintenance and prosecution of its patent applications.

Burcon now holds 34 U.S. issued patents over canola and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 79 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 196 issued patents covering inventions that include the 34 granted U.S. patents. Currently, Burcon has over 400 additional patent applications that are being reviewed by the respective patent offices in various countries.

APPOINTMENT OF NEW INDEPENDENT DIRECTOR

In June 2012, the Company announced the appointment of Mr. Bradford Allen to its board of directors. Mr. Allen has over 30 years of experience in the investment, banking and securities industries. His career in private banking and investment banking includes working at major investment banks in both the institutional and private sectors in New York, Los Angeles and Hong Kong. Mr. Allen has raised private and institutional capital for companies in both the U.S. and Hong Kong, as well as advising on mergers and acquisitions.

RESULTS OF OPERATIONS

As at June 30, 2012, Burcon has not yet generated any revenues from its technology. For the three months ended June 30, 2012, the Company recorded a loss of $1,036,978 ($0.035 per share) as compared to $1,189,746 ($0.040 per share) in the same period last year. Included in the loss amount is $6,863 (2011 - $266,095) of stock-based compensation (non-cash) costs. The other non-cash costs included in the loss amount are amortization of $28,843 (2011 - $11,060) and loss on disposal of property and equipment of $nil (2011 - $3,359). The following provides a comparative analysis of significant changes in major expenditures items.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2012 and 2011

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows:
Three months ended June 30 (unaudited, in thousands of dollars)

	2012	2011
	IFRS	IFRS
Salaries and benefits	218	20
Laboratory operation	48	24
Amortization	28	10
Rent	16	5
Analyses and testing	10	5
Travel and meals	1	-
	321	64

The Company began the deferral of CLARISOY™ development costs in March 2011 after it had determined that it had met all the criteria for deferring development costs. During the three months ended June 30, 2012, Burcon deferred a total of $254,263 (2011 - $562,172) of these development costs. As at June 30, 2012, Burcon has deferred a total of $2,223,435 of CLARISOY-related expenditures. During the three months ended June 30, 2012, Burcon expensed about $321,000 in R&D expenditures (2011 - $64,000).

A significant portion of R&D expenses is comprised of salaries and benefits. Before capitalizing salaries and benefits to deferred development costs, the cash portion of salaries and benefits increased by approximately $35,000 for the three months ended June 30, 2012 over the same period in fiscal 2012. The increase is due almost entirely to the addition of new technical staff at the WTC and the return of staff from maternity leave. The salaries and benefits that were expensed in the current quarter increased by $198,000 over the comparative quarter, as the primary focus of the technical staff during the current quarter was on PEAZAZZ™, as compared to the technical staff’s time incurred during the comparative quarter on CLARISOY™, with the related salaries and benefits capitalized to deferred development costs.

Total laboratory operation expenses for the current quarter increased by $24,000 over the same quarter last year. However, before capitalizing laboratory operation costs to deferred development costs, these costs actually decreased by about $23,000 over the same period in the prior year. Due to a much higher activity level at the WTC being related to CLARISOY™ during the first quarter last year, most of the laboratory operation costs last year were capitalized to deferred development costs. The total decrease in these costs was due mainly to a decrease of about $19,000 in repairs and maintenance and about $14,000 in equipment rental expenses, offset by an increase in lab supplies costs of about $12,000 related to PEAZAZZ™.

Before capitalizing analyses and testing expenditures to deferred development costs for the quarter ended June 30, 2012, these expenditures decreased by about $15,000. Burcon incurred a

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2012 and 2011

total of about $13,000 on analyses and testing expenditures, and deferred $3,000 that were CLARISOY™-related to deferred development costs. This compares to a total of about $29,000 expended on analyses and testing in the first quarter of fiscal 2012, of which $24,000 of CLARISOY™-related development costs were capitalized to deferred development costs. Similar to other R&D expenditures, the higher level of analyses and testing that were expensed in the current quarter reflects the work undertaken on other protein products, as compared to work done on CLARISOY™ in the same quarter last year.

General and administrative (“G&A”) expenses
Three months ended June 30 (unaudited, in thousands of dollars)

	2012	2011
	IFRS	IFRS
Salaries and benefits	280	590
Professional fees	267	384
Investor relations	85	78
Other	42	50
Office supplies and services	39	28
Travel and meals	21	28
Management fees	10	10
Amortization of property and equipment	1	1
	745	1,169

Salaries and benefits

Included in salaries and benefits is stock-based compensation expense of approximately $7,000 (2011 –$260,000).

The cash portion of salaries and benefits decreased by about $66,000 over the same quarter last year due primarily to a retroactive salary adjustment of $73,000 made to a senior officer during this quarter last year. This was offset by an increase in directors’ fees of about $4,000 due to additional board and committee meetings held during this quarter over the same quarter last year.

Professional fees

Three months ended June 30 (unaudited, in thousands of dollars)

	2012	2011
	IFRS	IFRS
Regulatory and intellectual property	236	371
Legal, audit and consulting	31	13
	267	384

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2012 and 2011

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. During the quarter, Burcon capitalized about $132,000 (2011 - $81,000) of CLARISOY™-related patent costs to deferred development costs. Total patent legal fees and expenditures (before capitalization) decreased by about $84,000 over the same quarter last year. Several of the nine patents that entered national phase in fiscal 2011 did so during the last quarter and the related expenditures continued into the first quarter of fiscal 2012. From inception, Burcon has expended approximately $7.9 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

Investor relations

Included in investor relations expenses is $nil (2011 - $7,000) of stock-based compensation expense. The cash portion of investor relations expenses increased by approximately $14,000. The earlier preparation of the 2012 annual report and more news releases during this quarter contributed to about $14,000 of the increase, as did the TSX and NASDAQ fees, which accounted for about $7,000 of the increase. Public and investor relations consultant costs and travel expenses also increased by about $5,000. This was offset by a decrease in travel expenses of about $9,000 and website design costs of about $5,000 incurred last year.

LIQUIDITY AND FINANCIAL POSITION

Conditions do exist, as described in the Condensed Consolidated Interim Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern.  As at June 30, 2012, the Company had not earned revenues from its technology, had an accumulated deficit of $53,930,875 and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At June 30, 2012, the Company had cash and cash equivalents of $2,755,011 and short-term investments of $2,301,863 that management estimates are sufficient to fund its operations through June 2013. Management plans to raise additional equity capital through an equity financing; however, there can be no assurance that the steps management is taking will be successful. The Company will continue to receive quarterly initial license fees from its license and production agreement with ADM and expects to receive royalty revenues once sales of CLARISOY™ commence. Burcon may also receive proceeds from the exercise of options expiring in September 2012. However, the amount and timing of royalty revenues and proceeds from options cannot be ascertained at this time.

The net cash used in operations during the three months ended June 30, 2012, measured in terms of cash flows from operating activities, before changes in non-cash working capital, totalled approximately $1,001,000, as compared to $916,000 in the comparative period. Including the development expenditures that were deferred this year, cash used in operations and on CLARISOY™ development decreased by about $91,000. As noted above, the decrease in patent-related activities accounted for $84,000 of the decrease. The retroactive salary adjustment for an

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2012 and 2011

officer last year noted above, offset by the addition of staff and salary increases at both the Vancouver and Winnipeg offices contributed about $31,000 of the decrease. This was offset by an increase in professional fees of $16,000.

The restricted cash balance as at March 31, 2012 were funds held in escrow that were released to ADM in April 2012.

The Company did not make significant capital expenditures either in this quarter or in the comparative quarter.

Option exercises during the quarter provided proceeds of approximately $91,000 (2011 -$472,000).

At June 30, 2012, Burcon’s working capital was approximately $4,658,000 (March 31, 2012 -$5,397,000). Burcon did not commit to any material capital expenditures as at June 30, 2012. However, the Company may incur up to $260,000 in additional capital expenditures and approximately $950,000 in patent legal fees and disbursements for the remainder of fiscal 2013. We expect several patents applications will enter National Phase this year, although it will be about one-half of last year’s number (nine). We also expect to file about five new patent applications this year. There will also likely be patents that will be granted in Europe that will require registration in several European countries. Burcon had previously disclosed that it was planning to expend up to $800,000 to conduct external scientific studies to further research various aspects of its canola protein products. These studies have not yet begun; however, due to other more immediate business objectives, this project has now been terminated.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, restricted cash, short-term investments, amounts receivable and accounts payable and accrued liabilities.

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, restricted cash, amounts receivable and short-term investments. The Company’s cash and cash equivalents may comprise banker’s acceptance, term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with various Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and a short-term investment that earns

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2012 and 2011

interest at a fixed rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the three months ended June 30, 2012, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.15% (2011 – 1.22%) per annum and the weighted average interest rate earned on the short-term investments was 1.56% (2011 – 1.55%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at June 30, 2012 is estimated to be a $28,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at June 30, 2012 was $514,898, all of which is within the next 12 months.

OUTSTANDING SHARE DATA

As at June 30, 2012, Burcon had 30,021,008 common shares and 1,967,920 stock options that are convertible to an equal number of shares outstanding at a weighted average exercise price of $7.38 per share.

As at the date of this MD&A, Burcon had 30,041,008 common shares and 1,947,920 stock options outstanding at a weighted average exercise price of $7.42 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2012 and 2011

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands of dollars, except per-share amounts)

		Three months ended
		March 31,	December 31,	September 30,
	June 30, 2012	2012	2011	2011
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Interest and other income	29	29	32	36
Loss for the period	(1,037)	(1,089)	(1,897)	(1,786)
Basic and diliuted loss per share	(0.04)	(0.04)	(0.06)	(0.06)

		Three months ended
		March 31,	December 31,	September 30,
	June 30, 2011	2011	2010	2010
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Interest and other income	43	41	39	32
Loss for the period	(1,190)	(2,526)	(1,609)	(1,922)
Basic and diliuted loss per share	(0.04)	(0.08)	(0.05)	(0.07)

Included in the losses of the first four quarters of the fiscal 2012 are about $266,000, $653,000, $784,000 and $13,000 of stock-based compensation expense, respectively. Included in the second, third and fourth quarters of fiscal 2011 are stock-based compensation expense of approximately $997,000, $682,000 and $625,000, respectively. The higher stock-based compensation expense in the first quarter of last year relates to the recognition of options granted in that quarter that had vested immediately.

Burcon incurred about $248,000 and $110,000 in the second and third quarters of fiscal 2012, respectively, in legal, audit and filing fees relating to the NASDAQ listing process.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These fees and expenses totaled $416,000 in the last quarter of fiscal 2012, of which $182,000 have been capitalized to deferred development costs). These expenditures reached historical highs, totalling about $450,000 and $475,000 during the first and second quarters of fiscal 2012, respectively (of which $81,000 and $210,000 were capitalized to deferred development costs, respectively) due to several patent applications having entered National Phase in the fourth quarter of fiscal 2011, as well as the second quarter of fiscal 2012. These costs include filing fees for these patents in several designated countries.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2012 and 2011

RELATED PARTY TRANSACTIONS

Burcon engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses for the three months ended June 30, 2012 is $15,791 (2011 - $13,997) for office space rental, services, and equipment rental.  For the three months ended June 30, 2012, included in management fees is $9,828 (2011 -$9,842) for services provided. At June 30, 2012, $4,213 (March 31, 2012 - $2,113) of this amount is included in accounts payable and accrued liabilities. For the three months ended June 30, 2012, included in interest and other income is $7,334 (2011 - $4,948) for management services provided. At June 30, 2012, $1,958 (March 31, 2012 - $2,396) of this amount is included in amounts receivable.

CRITICAL ACCOUNTING ESTIMATES

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements.

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 5 to the condensed consolidated financial statements for assumptions used by management), the determination of whether all criteria for deferring development costs are met and the point when amortization of development cost commences, the expense allocation to deferred development costs, as well as the recoverable amount of the deferred development costs and goodwill.

FUTURE ACCOUNTING CHANGES

Certain new standards, interpretations and amendments to existing standards have been issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC).

Standards and interpretations issued but not yet effective:

  IFRS 7 - Financial instruments - disclosures

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2012 and 2011

  Amended to enhance disclosure requirements related to offsetting financial assets and financial liabilities. Effective for annual periods beginning on or after January 1, 2013.
  IFRS 7 was also amended to require additional disclosures on transition from IAS 39 to IFRS 9, effective on adoption of IFRS 9.

  IFRS 9 - Financial instruments - classification and measurement

  The first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, Financial Instruments - Recognition and Measurement. IFRS 9 has two measurement categories of financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value through profit or loss. Financial liabilities are measured at fair value through profit or loss or amortized cost. IFRS 9 was updated in October 2010 to include guidance on financial liabilities and derecognition of financial instruments. Effective for years beginning on or after January 1, 2015.

  New standards addressing scope of reporting entity

  IFRS 10, Consolidated Financial Statements, replace the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control over IFRS so that the same criteria are applied to all entities to determine control.

  IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

  IFRS 12, Disclosure of Interest in Other Entities, sets out the disclosure requirement for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.

  These standards are effective for years beginning on or after January 1, 2013.

  IFRS 13, Fair value measurement and disclosure requirements

  Provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2012 and 2011

  information about fair value measurements. Effective for years beginning on/after January 1, 2013.

  IAS 1 – Presentation of Financial Statements

  IAS 1 is amended to change the disclosure of items presented in other comprehensive income (OCI), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. Effective for periods beginning on or after July 1, 2012.

  IAS 32 – Financial Instruments – Presentation

  Amended to clarify requirements for offsetting of financial assets and financial liabilities. Effective for years beginning on or after January 1, 2014.

The Company is currently assessing the impact of these standards and the expected dates of adoption.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR.

There have been no significant changes in the DC&P and ICFR that occurred during the three months ended June 30, 2012 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. A detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2012 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com. In addition, conditions do exist, as described in the Liquidity and Financial Position section above and in the Condensed Consolidated Interim Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three months ended June 30, 2012 and 2011

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its soy, canola and pea products.

Soy

Burcon will continue support ADM with its optimization of the commercial production process of CLARISOY™ soy protein.

Pea

Burcon intends to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for PEAZAZZ™ pea protein into their products. Burcon will also pursue a strategic alliance with a potential partner in connection with the development of a commercial facility for the production, marketing and sale of PEAZAZZ™ pea protein.

Canola

Burcon plans to conduct further research and development to establish the unique functional and nutritional characteristics of Supertein™, Puratein® and Nutratein™ canola protein isolates. In respect of Nutratein™, Burcon will refine the pilot process to produce a consistent product of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes. Burcon also intends to pursue a collaboration with animal feed manufacturers on animal and/or fish feeding trials using Nutratein™. Burcon will continue to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for Supertein™ and Puratein® canola protein isolates into their products. Burcon will also continue to pursue a strategic alliance with a potential partner in connection with the development of a commercial facility for the production, marketing and sale of Burcon’s canola protein isolates.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will further strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.